New York - AG	July 15, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Produces 6.4 Million Silver Equivalent Ounces in Second Quarter; Provides Conference Call Details
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the second quarter of 2019 reached 6.4 million silver equivalent ounces, representing a 2% increase compared to the prior quarter. Total production consisted of 3.2 million ounces of silver, 33,576 ounces of gold, 2.5 million pounds of lead and 1.4 million pounds of zinc. In the first half of 2019, total production reached 12.7 million ounces, or approximately 49% of the Company’s guidance midpoint of producing 24.7 to 27.5 million silver equivalent ounces in 2019.
“Our two primary assets, the San Dimas and Santa Elena mines, saw strong growth during the quarter producing approximately 80% of our total metal production,” said Keith Neumeyer, President and CEO. “San Dimas continues to exceed guidance due to higher than expected grades and mining rates from the Jessica and Victoria veins. At Santa Elena, the newly installed HIG mill is in its final commissioning stage and is expected to ramp up to reach design capacity of 3,000 tpd in the third quarter. The HIG mill is anticipated to improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling. These two operations will continue to be a major focal point for future production growth and capital investments.”
“Last but certainly not least, I’m very proud to announce that in May we received Ermitaño’s DTU permit,” stated Neumeyer. “This was the final permit required before initiating development activities at this high-grade gold/silver deposit near our Santa Elena mill. Underground development activities are now expected to begin in the fourth quarter of 2019 with initial production in late 2020. Ermitaño’s high grade resources are expected to significantly increase Santa Elena’s production profile and extend mine life for years to come.”

PRODUCTION TABLE

	Q2 2019	Q2 2018	Y/Y Change	Q1 2018	Q/Q Change
Ore processed / tonnes milled	736,896	851,349	(13%)	812,654	(9%)
Total production - ounces of silver equivalent	6,410,483	5,137,318	25%	6,273,677	2%
Total silver ounces produced	3,193,566	2,756,263	16%	3,331,388	(4%)
Gold ounces produced	33,576	25,449	32%	32,037	5%
Pounds of lead produced	2,452,803	3,949,410	(38%)	2,661,088	(8%)
Pounds of zinc produced	1,398,922	1,382,760	1%	1,265,438	11%

QUARTERLY REVIEW
Total ore processed during the quarter at the Company's mines amounted to 736,896 tonnes, representing a 9% decrease compared to the previous quarter. The decrease in tonnes processed compared to the prior quarter was primarily due to lower mine production from sub-level caving at La Encantada, a decrease in available production stopes at San Martin and La Parrilla, offset by higher production rates at San Dimas, Santa Elena and Del Toro.
Consolidated silver grades in the quarter averaged 159 g/t compared to 153 g/t in the previous quarter. This 4% increase was primarily the result of higher grades at San Dimas, La Parrilla, San Martin and Del Toro. Consolidated gold grades averaged 1.48 g/t compared to 1.26 g/t in the prior quarter representing an 18% increase due to better grades from the Jessica and Victoria veins at San Dimas.
Consolidated silver and gold recoveries averaged 85% and 96%, respectively, during the quarter. The Company successfully completed the installation of the high-intensity grinding (“HIG”) mill at Santa Elena during the quarter. The new mill has a grinding capacity of 3,000 tpd and is expected to ramp up to reach design capacity during the third quarter. The Company expects improvements in metallurgical recoveries and lower operating costs at Santa Elena in the third quarter following the adoption of fine grinding technology.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas	172,368	1,894	1,603,016	23,082	—	—	3,641,139
Santa Elena	229,761	2,525	596,872	9,839	—	—	1,461,345
La Encantada	207,421	2,279	489,194	43	—	—	492,957
San Martin	39,213	431	224,056	543	—	—	271,450
La Parrilla	61,546	676	202,698	42	1,708,152	1,398,922	420,712
Del Toro	26,587	292	77,729	28	744,651	—	122,879
Total	736,896	8,098	3,193,566	33,576	2,452,803	1,398,922	6,410,483
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $14.88 per ounce; Gold: $1,309 per ounce; Lead: $0.85 per pound; Zinc: $1.25 per pound.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,603,016 ounces of silver and 23,082 ounces of gold for a total production of 3,641,139 silver equivalent ounces, reflecting a 15% increase compared to the prior quarter.

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The mill processed a total of 172,368 tonnes with average silver and gold grades of 312 g/t and 4.32 g/t, respectively. Silver and gold grades improved 9% and 3%, respectively, compared to the prior quarter due to better than expected grades from the Jessica and Victoria veins.

•	Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter.

At the Santa Elena Silver/Gold Mine:

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During the quarter, Santa Elena produced 596,872 ounces of silver and 9,839 ounces of gold for a total production of 1,461,345 silver equivalent ounces, reflecting a 4% increase compared to the prior quarter.

•	The mill processed a total of 229,761 tonnes, consisting of 142,831 tonnes of underground ore and 86,930 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 123 g/t and 1.89 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 38 g/t and 0.64 g/t, respectively.

•	Silver and gold recoveries averaged 89% and 94%, respectively, during the quarter.

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The Company received a positive Unified Technical Document ("DTU") permit for the Ermitaño project in May. Project design and conceptual mine planning is currently underway. Development activities are expected to begin in the fourth quarter of 2019 with portal excavation for underground access. In addition, the Company has increased its 2019 exploration budget at Ermitaño to approximately 32,700 metres, representing an 85%

increase from the original 2019 budget of 17,700 metres, with the goal of increasing the confidence level and adding new Resources by testing targets at depth.

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The installation of the new 3,000 tpd HIG mill was successfully completed in May and has since passed all cold and hot commissioning tests. The mill is expected to reach full capacity in the third quarter of 2019.

At the La Encantada Silver Mine:

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During the quarter, La Encantada produced 489,194 ounces of silver representing a 32% decrease from the previous quarter. The decrease in silver production was primarily due to a 23% decrease in tonnes milled and a 12% decrease in silver grades.

•	Silver grades and recoveries during the quarter averaged 110 g/t and 66%, respectively.

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Production from the San Javier and La Prieta sub-level caving areas as well as the 660 area produced 67,068 tonnes with an average silver grade of 111 g/t, or approximately 32% of total quarterly production.

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Due to ongoing challenges with the roasters material handling system, the Company has contracted Hatch, an external consulting and project engineering firm, to recommend design improvements to resolve the cooling and material handling issues. A final report with recommendations is expected to be delivered by Hatch in the third quarter. During this redesign process, production from the roaster will be suspended until the necessary modifications have been completed.

At the San Martin Silver Mine:

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During the quarter, San Martin produced 224,056 ounces of silver and 543 ounces of gold for a total production of 271,450 silver equivalent ounces, reflecting a 36% decrease compared to the prior quarter. The decrease in production was primarily attributed to a 37% decrease in tonnes milled due to limited production stopes in May and June.

•	Silver grades and recoveries averaged 197 g/t and 90%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.46 g/t and 93%, respectively.

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Subsequent to quarter end, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company is working with authorities to secure the area in anticipation of restarting the operation, although it is not known when that might occur. Furthermore, the Company does not expect the suspension at San Martin to have a material impact on its 2019 annual consolidated guidance.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 61,546 tonnes with an average silver grade of 147 g/t and a 70% recovery for a total production of 420,712 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 2.1% with recoveries of 59% for total lead production of 1.7 million pounds, representing a 12% decrease compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 2.0% with recoveries of 52% for total zinc production of 1.4 million pounds, representing an 11% increase compared to the previous quarter.

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The high recovery microbubble project advanced in the second quarter with the installation of the four microcell columns, electrical power distribution system and vibratory screen. At the end of June, approximately 75% of the project had been completed.

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The Company is reviewing toll milling opportunities from third party suppliers as well as evaluating methods to produce a new bulk concentrate at Del Toro to be shipped to La Parrilla and further processed through the microbubble flotation cells to create separate concentrates of lead and zinc from Del Toro.

At the Del Toro Silver Mine:

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During the quarter, Del Toro produced a total of 122,879 silver equivalent ounces reflecting a 10% increase compared to the prior quarter primarily due to a 6% increase in tonnes milled and a 5% increase in silver recoveries.

•	Silver grades and recoveries during the quarter averaged 117 g/t and 78%, respectively.

•	Lead grades and recoveries averaged 1.9% and 68%, respectively, producing a total of 0.7 million pounds of lead representing a 4% increase compared to the previous quarter.

APPOINTMENT OF GENERAL COUNSEL AND VP OF INFORMATION TECHNOLOGY
The Company is pleased to announce the appointment of Sophie Hsia as General Counsel. Ms. Hsia was most recently General Counsel and Vice President Risk at Imperial Metals Corporation. During her tenure at Imperial, she successfully managed the legal and risk portfolios responding to the subsurface failure of the perimeter embankment at the Mount Polley mine, including a significant settlement of Imperial’s lawsuit against its tailings dam design engineers. Ms. Hsia has a Bachelor of Laws and a Bachelor of Civil Law from McGill University in Montreal and a Master of Laws from George Washington University in Washington D.C.  She was called to the Bar in Ontario in 2002, and in Alberta and British Columbia in 2006 and has previously worked for leading international law firms in Toronto, Calgary and Vancouver.
In addition, the Company has recently hired Jose Figueroa, an information technology professional with over 20 years of SAP experience, as Vice President of Information Technology to manage all IT solutions and enterprise applications. Prior to joining First Majestic, Mr. Figueroa worked at Goldcorp as Director of IT and was responsible for overseeing a global support team with over 80 application experts located in Mexico City and Vancouver. Before joining Goldcorp in 2013, Mr. Figueroa worked in the technology services industry delivering SAP consulting solutions to various mining, building materials, paper and cement firms.  Mr. Figueroa graduated from Tecnológico de Monterrey in Monterrey, Mexico with a bachelor’s degree in Industrial and Systems Engineering.

CONFERENCE CALL
The Company will be holding a conference call and webcast today, July 15, 2019 at 8 am PDT (11 am EDT) to discuss the quarterly results.
To participate in the conference call, please dial the following:
Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340
Toll Free Germany:         0800 180 1954
Toll Free UK:             0808 101 2791
Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.
The conference call will be recorded and you can listen to an archive of the conference by calling:
Canada & USA Toll Free:        1-800-319-6413
Outside Canada & USA:        1-604-638-9010
Access Code:             3344 followed by the # sign

The replay will be available approximately one hour after the conference and will available for seven days following the conference. The replay will also be available on the Company’s website for one month.

UPDATED OUTLOOK AND Q2 EARNINGS ANNOUNCEMENT
The Company is planning to update its 2019 production and capital budget guidance when it releases its second quarter 2019 unaudited financial results on Wednesday, August 7, 2019.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.